UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PRESBIA PLC
(Name of Issuer)
Ordinary Shares, Par Value $0.001 Per Share
(Title of Class of Securities)
G7234P100
(CUSIP Number)
Richard S. Ressler c/o Presbia PLC Sandyford Office Centre, Suite 7 17 Corrig Road Dublin 2 Ireland +353 (1) 659 9446	with copies to: Peter H. Ehrenberg David L. Goret Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7234P100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Richard S. Ressler
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	27,180,381*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	27,180,381*
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	27,180,381*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11):	80.3%*
14.	Type of Reporting Person (See Instructions):	IN

*Based on the information set forth in the Quarterly Report on Form 10-Q of Presbia PLC, an Irish public limited company (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2018, there were 17,157,160 ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of the Company deemed issued and outstanding as of December 10, 2018.

Orchard Alternative Investments LP, a Delaware limited partnership, holds 1,183,758 Ordinary Shares and Orchard Investments LLC, a Delaware limited liability company, holds 5,038,272 Ordinary Shares. The Reporting Person, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Orchard Alternative Investments LP and Orchard Investments LLC.

The Reporting Person, in his individual capacity, holds 4,263,559 Ordinary Shares, options to acquire 10,000 Ordinary Shares, and warrants to acquire 16,684,792 Ordinary Shares. The options and warrants are exercisable within 60 days of the date hereof. Excludes 100 preferred shares of the Company not convertible into Ordinary Shares. As a result, as of the date hereof, the Reporting Person may be deemed to beneficially own 27,180,381 Ordinary Shares, or 80.3% of the Ordinary Shares issued and outstanding as of the date hereof.

Explanatory Note

This Schedule 13D Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by Richard S. Ressler (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 9, 2015, as amended by Amendment No. 1 filed on August 4, 2015, as amended by Amendment No. 2 filed on March 10, 2017, and further amended by Amendment No. 3 filed April 13, 2018 (“Schedule 13D”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.     Security and Issuer.

The information contained in Item 1 of the Schedule 13D is hereby amended and supplemented by adding the information below.

The class of equity securities to which this Amendment relates is the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Presbia PLC, an Irish public limited company (the “Company”). The principal executive offices of the Company are located Sandyford Office Centre, Suite 7, 17 Corrig Road, Sandyford, Dublin 18 Ireland. The Ordinary Shares are listed on the NASDAQ Capital Market under the ticker symbol “LENS.”

Item 4.     Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On December 10, 2018, the Company, its wholly-owned subsidiary, Presbia USA, Inc. (the “Subsidiary”) and Reporting Person entered into and closed a Securities Purchase & Exchange Agreement pursuant to which, Reporting Person, in a private placement (the “Financing”): (i) provided Subsidiary with a secured loan in the aggregate principal amount of $3,500,000; (ii) purchased 100 of the Company’s newly-designated Series 2 Redeemable Preferred Shares (the “Presbia PLC New Preferred Shares”) for an aggregate purchase price of $100,000; and (iii) exchanged 4,900 shares of Subsidiary preferred stock for an aggregate 5,239 shares of Subsidiary’s newly-designated preferred stock. Upon closing of the Financing, Reporting Person received a warrant (the “Warrant”) to purchase 14,731,667 Ordinary Shares of the Company at an exercise price of $0.60 per share, subject to adjustments as provided under the terms of the Warrant. The Warrant is exercisable for five years from the issuance date. The Warrant contains cashless exercise provisions.

The foregoing summary of the Warrant does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Warrant agreement, a copy of which is incorporated by reference as Exhibit 1 in Item 7 of this Amendment and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information below.

(a) – (b) Based on the information set forth in the Quarterly Report on Form 10-Q of the Company filed with the SEC on November 13, 2018, there were 17,157,160 Ordinary Shares of the Company deemed issued and outstanding as of December 10, 2018.

Orchard Alternative Investments LP, a Delaware limited partnership, holds 1,183,758 Ordinary Shares and Orchard Investments LLC, a Delaware limited liability company, holds 5,038,272 Ordinary Shares.

The Reporting Person, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Orchard Alternative Investments LP and Orchard Investments LLC by virtue of the following: (i) the Reporting Person, his family members and trusts for his family members own 100% of the equity interests in Orchard Investments, LLC; (ii) the Reporting Person, entities owned and controlled by him, his family members and trusts for his family members own 100% of the equity interests in Orchard Alternative Investments, LP; (iii) Orchard Capital Investments, LLC, a California limited liability company, is the managing member of Orchard Alternative Investments GP, LLC, a Delaware limited liability company, which is the general partner of Orchard Alternative Investments, LP; and (iv) the Reporting Person is the President of Orchard Capital Corporation, a Delaware corporation, which is the Manager of each of Orchard Investments, LLC, and Orchard Capital Investments, LLC.

The Reporting Person, in his individual capacity, holds 4,263,559 Ordinary Shares, options to acquire 10,000 Ordinary Shares, and Warrants to acquire 16,684,792 Ordinary Shares. The options and Warrants are exercisable within 60 days of the date hereof. Excludes 100 Presbia PLC New Preferred Shares of the Company not convertible into Ordinary Shares. As a result, as of the date hereof, the Reporting Person may be deemed to beneficially own 27,180,381 Ordinary Shares, or 80.3% of the Ordinary Shares issued and outstanding as of the date hereof.

(c) Except as reported in Item 4 above, during the 60 day period on or prior to the date hereof, the Reporting Person (on behalf of himself or any other person or entity controlled by him or for which he possesses voting or investment control over the securities thereof) has not effected any transactions in the Ordinary Shares of the Company or securities convertible into, exercisable for or exchangeable for Ordinary Shares.

Item 7.     Material to be Filed as Exhibits.

1.   Warrant to Purchase Ordinary Shares dated December 10, 2018 (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer on December 12, 2018).

This statement on Schedule 13D/A speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2018

/s/ David Goret, attorney in fact for Richard S. Ressler

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).